March 18, 2024

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard

Re:	Lexaria Bioscience Corp. (the “Company”) Registration Statement on Form S-1 File No. 333-277863

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30PM EDT on Wednesday, March 20, 2024, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Avital Perlman at 212-930-9700.

Very truly yours,

LEXARIA BIOSCIENCE CORP.

By:	/s/ Christopher Bunka
Name:	Christopher Bunka
Title:	Chief Executive Officer